September 7, 2005


Room 4561


Irwin Balaban
Chief Executive Officer
Robocom Systems International Inc.
511 Ocean Avenue
Massapequa, NY 11758

      RE: 	Robocom Systems International Inc
 		Form 10-KSB
		Filed on August 26, 2005
 		File No. 000-22735

Dear Mr. Balaban:

      We have reviewed your response to our letter dated July 18, 2005 in connection with the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended May 31, 2005

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 25
1. We note your response to our previous comment no. 1 where you indicate that the basic RIMS software is sold as a standard, off-the-
shelf-system. While we understand that modifications are not required to operate the system, we do note that, on occasion, customers request modifications and customizations to the standard
RIMS software.   We note from your previous response letter dated
June 1, 2005, that you consider such modifications or
customizations
to be an integral part of your software and essential to the
functionality of the software.   We are still unclear how you are
accounting for these arrangements. Your footnote disclosures indicate that service revenues for project management and modifications are recorded using the percentage of completion, but it is not clear if the software element is also accounted for using contract accounting.
Pursuant to paragraph 69 of SOP 97-2, if significant modifications to the off-the-shelf software are necessary to meet the customer`s functionality, no element of the arrangement would qualify for accounting as a service and contract accounting should be applied to both the software and service elements of the arrangement.
Please
explain, in detail, how you account for all elements in arrangements involving significant modification or customization services.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

						Very truly yours,


						Kathleen Collins
						Accounting Branch Chief
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Mr. Irwin Balaban
Robocom Systems International Inc.
September 7, 2005
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